UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 26, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

109178103 PAGE 2 OF 8 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,551,014
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,551,014
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,551,014
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 3 OF 8 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP III Investors, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,551,014
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,551,014
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,551,014
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

109178103 PAGE 4 OF 8 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,551,014
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,551,014
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,551,014
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 5 OF 8 PAGES
---------------------------


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,551,014
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,551,014
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,551,014
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103 PAGE 6 OF 8 PAGES
---------------------------

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000, as amended by Amendment No. 1 thereto, dated as of November 6, 2000, as amended by Amendment No. 2 thereto, dated as of March 5, 2001, as amended by Amendment No. 3 thereto, dated as of December 23, 2002, as amended by Amendment No. 4 thereto, dated as of December 23, 2002, as amended by Amendment No. 5 thereto, dated as of September 23, 2003, and as amended by Amendment No. 6 thereto, dated as of January 14, 2004 with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.  IDENTITY AND BACKGROUND.

Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) As of February 26, 2004, GAP III, GAP LP, GAP-Brigham and GAPCO II each own of record no shares of Common Stock, 1,297,041 shares of Common Stock, 61,828 shares of Common Stock and 192,145 shares of Common Stock, respectively, or 0%, 4.6%, 0.2% and 0.7%, respectively, of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) Steven A. Denning is the general partner of GAP-Brigham, (ii) Messrs. Denning, Hodgson and Ford are directors and senior executive officers of GAP III, (iii) GAPCO II is an affiliate of GAP LP, GAP III and GAP-Brigham and (iv) GAP LP, GAP III, GAP-Brigham and GAPCO II may, from time to time, consult among themselves and coordinate the voting and disposition of shares of Common Stock, as well as such other actions taken on behalf of the Reporting Persons with respect to the shares of Common Stock as they deem to be in the collective interests of the Reporting Persons, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of February 26, 2004, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,551,014 shares of Common Stock or 5.5% of the Company's issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,551,014 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) This Amendment No. 7 is being filed as a result of the fact that between January 14, 2004 through February 26, 2004, GAP LP, GAP-Brigham and GAPCO II sold on the open market the following number of shares of Common Stock for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 12, 2003. In addition, on February 18, 2004, GAPCO II distributed an aggregate of 41,338 shares of Common Stock to a limited partner, and on February 20, 2004, GAPCO II distributed an aggregate of 16,535 to a limited partner, which together with the aforementioned open market sales through February 20, 2004 also, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 12, 2003.

109178103 PAGE 7 OF 8 PAGES
---------------------------


       DATE            SELLER                   SHARES SOLD     PRICE PER SHARE
       ----            ------                   -----------     ---------------

     01/14/04        GAP LP                        48,746           $8.1858
     01/14/04        GAP-Brigham                    2,324           $8.1858
     01/14/04        GAPCO II                       9,367           $8.1858
     01/15/04        GAP LP                        22,916           $8.1743
     01/15/04        GAP-Brigham                    1,092           $8.1743
     01/15/04        GAPCO II                       4,403           $8.1743
     01/20/04        GAP LP                        17,360           $8.0096
     01/20/04        GAP-Brigham                      828           $8.0096
     01/20/04        GAPCO II                       3,336           $8.0096
     01/21/04        GAP LP                        34,720           $8.0670
     01/21/04        GAP-Brigham                    1,655           $8.0670
     01/21/04        GAPCO II                       6,671           $8.0670
     01/22/04        GAP LP                         2,430           $8.0339
     01/22/04        GAP-Brigham                      116           $8.0339
     01/22/04        GAPCO II                         467           $8.0339
     01/23/04        GAP LP                        17,360           $8.0114
     01/23/04        GAP-Brigham                      828           $8.0114
     01/23/04        GAPCO II                       3,336           $8.0114
     01/26/04        GAP LP                        34,656           $8.0106
     01/26/04        GAP-Brigham                    1,652           $8.0106
     01/26/04        GAPCO II                       6,659           $8.0106
     01/27/04        GAP LP                        21,596           $8.0455
     01/27/04        GAP-Brigham                    1,029           $8.0455
     01/27/04        GAPCO II                       4,150           $8.0455
     01/28/04        GAP LP                        12,012           $8.0285
     01/28/04        GAP-Brigham                      573           $8.0285
     01/28/04        GAPCO II                       2,308           $8.0285
     01/29/04        GAP LP                         2,013           $8.0096
     01/29/04        GAP-Brigham                       96           $8.0096
     01/29/04        GAPCO II                         387           $8.0096
     01/30/04        GAP LP                         3,472           $8.0095
     01/30/04        GAP-Brigham                      166           $8.0095
     01/30/04        GAPCO II                         667           $8.0095
     02/02/04        GAP LP                           832           $8.0100
     02/02/04        GAP-Brigham                       40           $8.0100
     02/02/04        GAPCO II                         160           $8.0100
     02/26/04        GAP LP                        24,530           $8.0376
     02/26/04        GAP-Brigham                    1,169           $8.0376
     02/26/04        GAPCO II                       3,924           $8.0376


(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

109178103 PAGE 8 OF 8 PAGES
---------------------------


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED FEBRUARY 27, 2004

                            GENERAL ATLANTIC PARTNERS III, L.P.

                            By: GAP III INVESTORS, INC.,
                                Its general partner


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Vice President and Treasurer



                           GAP III INVESTORS INC.


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Vice President and Treasurer



                           GAP-BRIGHAM PARTNERS, L.P.


                           By:  /s/ Steven A. Denning
                                ----------------------------------
                                Name:  Steven A. Denning
                                Title: General Partner



                           GAP COINVESTMENT PARTNERS II, L.P.


                            By: /s/ Thomas J. Murphy
                                ----------------------------------
                                Name:  Thomas J. Murphy
                                Title: Attorney-In-Fact